SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           FIRST ADVANTAGE CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   31845F 10 0
                                 (CUSIP Number)

                           Kenneth D. DeGiorgio, Esq.
                              1 First American Way
                        Santa Ana, California 92707-5913
                                 (714) 800-3000
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               Neil W. Rust, Esq.
                                White & Case LLP
                              633 West Fifth Street
                          Los Angeles, California 90071
                                 (213) 620-7700

                                  June 5, 2003
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0
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1  NAME OF REPORTING PERSON                   The First American Corporation
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) n/a
                                                                        (b)  X*

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3  SEC USE ONLY

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4  SOURCE OF FUNDS                                                           OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          n/a

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                        California

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                   7      SOLE VOTING POWER                         16,027,286*
NUMBER OF
SHARES                    ------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER                                0*
OWNED BY
THE REPORTING             ------------------------------------------------------
PERSON WITH        9      SOLE DISPOSITIVE POWER                    16,027,286*

                          ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER                           0*

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
    REPORTING PERSON                                                16,027,286*

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                n/a

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             80.1%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                        CO/HC

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* The reporting person may be deemed to be part of a group with Pequot Capital
Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 4. The reporting person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,203,267 shares of the issuer's Class A common stock held of record by Pequot Private Equity Fund II, L.P. and beneficially owned by Pequot Capital Mangement, Inc. Such shares are, accordingly, not included in the amounts specified above.

Item 1.   Security and Issuer

Class of Securities:                 Class A common stock

Issuer:                              First Advantage Corporation
                                     805 Executive Center Drive West, Suite 300
                                     St. Petersburg, Florida 33702
                                     (727) 290-1000

Item 2.   Identity and Background

Name of Reporting Person:            The First American Corporation

State of Incorporation:              California

Principal Business:                  Diversified provider of business
                                     information and related products and
                                     services

Principal Office Address:            1 First American Way
                                     Santa Ana, California 92707-5913

The name, business address and present principal occupation of each executive officer and director of the reporting person is set forth in Exhibit 6 of this
Schedule 13D. Each of such executive officers and directors is a citizen of the United States with the exception of Hon. William G. Davis, a Canadian citizen.

Neither the reporting person, nor to the best knowledge of the reporting person, any person named in Exhibit 6 has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The securities were acquired in connection with a business combination pursuant to the Agreement and Plan of Merger dated as of December 13, 2003 among the reporting person, the issuer, US SEARCH.com Inc. ("US SEARCH") and Stockholm Seven Merger Corp., (the "Merger Agreement"). Pursuant to the Merger Agreement, on June 5, 2003, the reporting person caused its wholly-owned subsidiaries formerly making up its First American Screening Technology (FAST) division to be merged with wholly-owned merger subsidiaries of the issuer by a series of reverse triangular mergers, such that each of the former FAST division companies became a wholly-owned subsidiary of the issuer. In addition, US SEARCH, previously unaffiliated with the reporting person and the issuer, merged with and became a wholly-owned subsidiary of the issuer. In consideration for the mergers of the FAST division companies, the issuer issued to the reporting person 16,027,286 shares of its Class B common stock, par value $.001 per share. The Class B common stock is convertible on a one for one basis into an equal amount of shares of the issuer's Class A common stock, $.001 par value per share, at the sole discretion of the reporting person, as well as upon the occurrence of certain events specified in the issuer's First Amended and Restated Certificate of Incorporation. Pursuant to the Merger Agreement, in consideration for the merger of US SEARCH, the issuer exchanged 3,974,760 shares of its Class A common stock for the issued and outstanding shares of US SEARCH common stock at an exchange ratio of 0.04, and paid the US SEARCH stockholders cash in lieu of fractional shares.

Item 4.   Purpose of Transaction

The reporting person engaged in the business combination transaction resulting in the acquisition of the issuer's Class B common stock (as described in Item 3 above) because it believed the transaction will: 1) enhance the former FAST division's competitive position by providing it with additional operating scale, a broader scope of services, expanded geographic reach and increased financial strength; 2) facilitate the former FAST division's growth efforts by giving it a publicly traded security which it can use to acquire companies; and 3) give the former FAST division what the reporting person believes is a state-of-the art work flow and sourcing technology.

During the period between the issuer's incorporation in December of 2002 and the closing of the mergers on June 5, 2003, the issuer's board consisted of three directors, with the understanding that two of these "interim" directors would resign upon consummation of the mergers. Pursuant to the Merger Agreement, on June 5, 2003 the issuer filed its First Amended and Restated Certificate of Incorporation with the Delaware Secretary of State specifying, among other things, that the issuer's board will consist initially of ten directors. The Merger Agreement also required Brent Cohen to be named as a director. On June 5, 2003, two of the three interim directors resigned as contemplated and eight additional directors were appointed to the board, for a total of nine. On June 11, 2003, Brent Cohen resigned as a director. The issuer and the reporting person plan to fill the two vacancies on the board.

As a holder of the issuer's Class B common stock, the reporting person is entitled to ten votes for each share held of record on all matters submitted to a vote of holders of the issuer's common stock. The series of transactions contemplated by the Merger Agreement resulted in the former stockholders of US SEARCH owning approximately 20% of the capital stock of the issuer and the reporting person owning the remaining amount. The reporting person also controls approximately 98% of the voting power in the issuer.

The description of the Merger Agreement contained in Item 3 and in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

Stockholders Agreement

Concurrently with the execution and delivery of the Merger Agreement, the reporting person entered into a Stockholders Agreement among the reporting person, Pequot Private Equity Fund II, L.P. and the issuer.

Tag-Along Right. In the Stockholders Agreement, the reporting person agreed that it will not, directly or indirectly, transfer any shares of the issuer's capital stock to any party in a transaction or series of related transactions occurring within a three-year period commencing at the close of the mergers if, immediately after such transfer, the reporting person and its affiliates would not beneficially own at least 70% of the number of shares of the issuer's capital stock issued to the reporting person and its affiliates at the closing of the mergers unless:

         o The reporting person delivers a written notice to Pequot Private Equity Fund II, L.P. of such sale, identifying the third party, the number of shares proposed to be transferred, the purchase consideration for the shares, the proposed date of the closing of such sale and the other material terms and conditions of the proposed sale; and

         o at Pequot Private Equity Fund II, L.P.'s election, the reporting person permits Pequot Private Equity Fund II, L.P. and its affiliates to participate in such sale by selling a number of shares held by Pequot Private Equity Fund II, L.P. equal to the product of (a) a fraction, the numerator of which is the number of shares proposed to be sold by the reporting person and or its affiliates and the denominator of which is the total number of shares then held by the reporting person and its affiliates and (b) the total number of shares then held by Pequot Private Equity Fund II, L.P. and its affiliates.

The purchase consideration paid for exercising the tag-along right will be the purchase consideration offered to the reporting person or its affiliates. If the reporting person or any of its affiliates has sold any shares of the issuer to the other party in the 12 months before delivering the notice to Pequot Private Equity Fund II, L.P. or such sale is part of a series of related transactions, Pequot Private Equity Fund II, L.P. may request to treat all such sales to which Pequot Private Equity Fund II, L.P. has not been granted a tag-along right as a single transaction, and the price per share to be paid will be the weighted average price paid for all such transactions.

Designation of Director. The reporting person agreed to vote, and cause each of its affiliates to vote, all of its shares of the issuer, or otherwise take such action, as is necessary to ensure that the size of the board of directors of the issuer will be no more than 10 directors. In addition, the reporting person and each of its affiliates will cause the election to the board of directors of the issuer of one representative designated in writing by Pequot Capital Management, Inc., who initially is Lawrence D. Lenihan, Jr. However, the reporting person and its affiliates are not required to vote their shares in favor of any such representative if:

         o such representative is an officer, director or employee of a person, that is, directly or through its subsidiaries, materially engaged in an individual background screening business that competes with the individual background screening business owned by the issuer and its subsidiaries; or

         o such representative is or has been the subject of any of the matters described in Rule 262(b) promulgated under the Securities Act.

In lieu of designating a member of the board of directors, Pequot Private Equity Fund II, L.P. may, subject to execution of a mutually agreed confidentiality agreement, designate a representative to:

         o attend all regular and special meetings of the issuer's board of directors in a non-voting, observer capacity; and

         o receive all notices and materials provided to members of the board of directors, other than privileged information or information that the board reasonably determines to conflict with such representative's rights.

Registration Rights. The securities that may be registered under the Stockholders Agreement are:

         o any shares of Class A common stock of the issuer that Pequot Private Equity Fund II, L.P. or any of its affiliates own at the date of closing of the mergers or received or is receivable upon the exercise of warrants held at such closing;

         o any securities received or receivable as a dividend, stock split or other distribution with respect to other registrable securities;

         o any securities received or receivable upon specific reorganization, reclassification, merger, consolidation or other similar events; and

         o any shares of Class A common stock of the issuer acquired by Pequot Private Equity Fund II, L.P. or its affiliates after the date of Stockholders Agreement, the transfer of which is restricted under Rule 144 of the Securities Act.

Demand Registration Rights. Pequot Private Equity Fund II, L.P. has the right, by written notice delivered to the issuer, to require the issuer to register under the Securities Act the resale registrable securities (as described above) having an aggregate offering price (before deducting of underwriting discounts and commissions) to the public in excess of $5.0 million. Upon receipt of a notice by Pequot Private Equity Fund II, L.P., the issuer will effect, as expeditiously as reasonably possible, the registration under the Securities Act of all registrable securities that Pequot Private Equity Fund II, L.P. requests to be registered.

If Pequot Private Equity Fund II, L.P. exercises its demand registration rights and intends to distribute the registrable securities covered by its request by means of an underwriting, the issuer will enter into an underwriting agreement in customary form with an underwriter or underwriters selected for such underwriting by Pequot Private Equity Fund II, L.P. (which underwriter or underwriters will be reasonably acceptable to the issuer).

The issuer will not be required to effect any registration based on Pequot Private Equity Fund II, L.P.'s demand registration rights:

         o before December 13, 2003;

         o after the issuer has effected two registration statements pursuant to Pequot Private Equity Fund II, L.P.'s demand registration rights and such registration statements have become effective;

         o if the issuer furnishes to Pequot Private Equity Fund II, L.P. a certificate signed by the President or Chief Executive Officer of the issuer stating that in the good faith judgment of the issuer's board of directors, it would be seriously detrimental to the issuer and its stockholders for such registration statement to be effected at such time. If such event occurs, the issuer has the right to defer such filing for a period of not more than ninety days after receipt of Pequot Private Equity Fund II, L.P.'s request; provided that such right to delay a request is exercised by the issuer not more than once in any twelve (12) month period; or

         o if Pequot Private Equity Fund II, L.P. proposes to dispose of shares of registrable securities that may be registered on a Form S-3.

Piggyback Registration. If the issuer proposes to file any registration statement under the Securities Act for purposes of a public offering of securities of the issuer, whether or not for sale for its own account, it will afford Pequot Private Equity Fund II, L.P. and its affiliates an opportunity to include in such registration statement all or part of the registrable securities. If such registration statement is for an underwritten offering, Pequot Private Equity Fund II, L.P. will enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the issuer but in no event will any indemnity and/or contribution provisions in such underwriting agreement provide that the indemnity and/or contribution of Pequot Private Equity Fund II, L.P. exceed the net proceeds from the offering received by Pequot Private Equity Fund II, L.P.

S-3 Registrations. The issuer will use its reasonable best efforts to become and remain eligible to register offerings of securities on Form S-3 or its successor form. At all times during which the issuer is qualified for the use of Form S-3, Pequot Private Equity Fund II, L.P. may request that the issuer register its registrable securities on Form S-3. However, the issuer will not be required to effect more than two such registrations during any twelve-month period if such registrations on Form S-3 have been declared or ordered effective and have remained effective until the earlier of 30 days after the date of effectiveness or the date all of the registrable securities registered thereunder have been sold. The issuer will not be required to effect any S-3 registration:

         o within 120 days of the effective date of any other registration pursuant to the Stockholders Agreement; or

         o unless Pequot Private Equity Fund II, L.P. proposes to dispose registrable securities having an anticipated aggregate price to the public (net of underwriting discounts and expenses of sale, if any) of at least $2.0 million.

Once in any 12 month period, the issuer may defer filing such S-3 registration statement for a period of not more than 90 days following the requested filing date if the issuer furnishes to Pequot Private Equity Fund II, L.P. a certificate signed by the President or Chief Executive Officer of the issuer stating that in the good faith judgment of the issuer's board of directors it would be seriously detrimental to the issuer and its stockholders for a registration statement to be filed at the time requested. Subject to the foregoing, the issuer will use its reasonable best efforts to promptly effect such registration on Form S-3 to the extent requested by Pequot Private Equity Fund II, L.P. under the Stockholders Agreement.

Expenses Related to Registrations. The issuer will pay all expenses related to any registration under the Stockholders Agreement, other than underwriting fees, discounts, commissions or transfer taxes related to Pequot Private Equity Fund II, L.P.'s shares of Class A common stock sold under such registration and will pay fees of one special counsel to Pequot Private Equity Fund II, L.P. or its affiliates of up to $25,000. The issuer and Pequot Private Equity Fund II, L.P. have agreed to indemnify each other for third party claims arising out of securities law violations under customary circumstances.

Termination. No party has any obligations under the Stockholders Agreement before the effective time. After the effective time, the provisions of the Stockholders Agreement terminate as follows:

         o The tag-along rights terminate on the earlier of:

                  o the first date on which Pequot Private Equity Fund II, L.P. and its affiliates beneficially own less than 5% of the total number of shares of the issuer's common stock issued and outstanding immediately following the closing of the mergers; and

                  o  the third anniversary of the effective time of the mergers.

         o The registration rights will terminate on the earlier of:

                  o   the fourth anniversary of the effective date; and

                  o   the first date following the effective date on which:

                           o the issuer is then providing current public information within the meaning of Rule 144(c)(1) promulgated under the Securities Act;

                           o no representative designated by Pequot
                           Private Equity Fund II, L.P. pursuant to the
                           Stockholders Agreement is a member of the board of the issuer; and

                           o Pequot Private Equity Fund II, L.P. and its affiliates are able to sell all of their registrable securities without restriction under Rules 144 and 145 promulgated under the Securities Act during a three-month period.

         o The director designation right will terminate on the first date on which Pequot Private Equity Fund II, L.P. owns less than 75% of all of the shares of the issuer's Class A common stock issued to Pequot Private Equity Fund II, L.P. and its affiliates at the closing of the mergers.

The reporting person believes that it may be deemed to be part of a group with Pequot Private Equity Fund II, L.P. as a result of the tag along rights and/or director designation provisions of the Stockholders Agreement described above. The reporting person does not affirm the existence of any group. The reporting person expressly disclaims beneficial ownership of the shares of the issuer's Class A common stock held by Pequot Private Equity Fund II, L.P.

The description of the Stockholders Agreement above does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement attached hereto as Exhibit 2 and incorporated herein by reference.

Standstill Agreement

Pursuant to the Merger Agreement, at the closing of the mergers the reporting person entered into a Standstill Agreement with the issuer. The Standstill Agreement provides that the reporting person will not and will not permit any of its affiliates to, acquire, offer, or propose or agree to acquire, beneficial ownership of any voting securities of the issuer or securities of any subsidiary of the issuer other than:

         o the securities of the issuer issued to the reporting person at the closing of the mergers or securities issued upon exchange, exercise or conversion thereof;

         o as a result of the transfer of beneficial ownership of securities of the issuer from the reporting person or its affiliates to an affiliate of the reporting person or to the reporting person; provided, that the acquiring person agrees in writing to assume all of the obligations of the reporting person under the Standstill Agreement; and

         o securities issued to the reporting person or an affiliate of the reporting person as a result of a capital contribution made by the reporting person or such affiliate to the issuer and approved by a majority of disinterested directors of the issuer.

The reporting person may also acquire, offer or propose or agree to acquire the beneficial ownership of securities of the issuer pursuant to a tender offer made by the reporting person or an affiliate of the reporting person for outstanding securities of US SEARCH:

         o to all of the issuer's stockholders (other than the reporting person and its affiliates);

         o conditioned on at least two-thirds of the outstanding common stock of the issuer (other than common stock of the issuer beneficially owned by the reporting person and its affiliates) being tendered; and

         o in which the same consideration is offered to all holders of the issuer's common stock.

In addition, the tender offer must be approved by a special committee of the issuer's board of directors created to consider the tender offer and consisting only of disinterested directors, after receiving a written opinion from a nationally recognized investment bank that the tender offer is fair to the issuer's stockholders (other than the reporting person and its affiliates).

In addition, without the prior written approval of a majority of disinterested directors of the issuer, the reporting person has agreed that it will not and will not cause or permit any of its subsidiaries to enter into any transaction with the issuer or any subsidiary of the issuer (other than transactions expressly contemplated by the Merger Agreement), except transactions engaged in by the issuer or its subsidiary in the ordinary course of business.

The reporting person has also agreed that it will not and will not cause or permit any of its subsidiaries to transfer the issuer's voting securities to any person or group of persons, unless such person or group acquiring such shares agrees in writing to assume all of the obligations of the reporting person under the Standstill Agreement, if such transfer results in:

         o such person or group beneficially owning more than 50% of the issued and outstanding voting securities of the issuer immediately after such transaction; and

         o either the transfer is made to a person or group in which the reporting person or any of its affiliates has an economic interest in excess of $20.0 million or the voting securities being transferred, together with any voting securities previously transferred by the reporting person or any of its affiliates to such person or group, represent 25% or more of the issued and outstanding voting securities of the issuer.

The Standstill Agreement will terminate on the earlier to occur of the fourth anniversary of the effective date and the date on which the reporting person no longer controls the issuer.

The description of the Standstill Agreement above does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement attached hereto as Exhibit 3 and incorporated herein by reference.

Services Agreement

At the closing of the mergers the issuer and the reporting person entered into a Services Agreement pursuant to which the reporting person will provide certain business services and overhead services to the issuer.

The following business services will be provided to the issuer at the rates set forth below:



             Human Resources Systems
             and Payroll Systems                   $150,000 per year

             Network Services                      $100,000 per year

             Oracle Financial Systems              $50,000 per year

             401(k) Expenses                       Actual Cost

             Pension Expenses                      Actual Cost

             Insurance Allocation                  Actual Cost

             Medical Insurance
             Allocation                            Actual Cost

             Company Car Program                   Actual Cost

             Personal Property Leasing             Comparable pricing given to
                                                   similarly situated affiliates
                                                   of the reporting person



The following overhead services will be provided to the issuer for a fee of $50,000 per month and reasonable out-of-pocket expenses:

         o   Legal support;

         o   Tax support;

         o   Strategic planning;

         o   Corporate communications support;

         o   Investor relations support;

         o   Accounting/financial management support;

         o   Human resources support; and

         o   General management support.

The following additional services with respect to Indian operations will be provided by the issuer to the reporting person and its affiliates at actual cost:

         o   Leasing of real and personal property;

         o   Management support;

         o   Human resources/payroll support; and

         o   Services incidental to the foregoing.

The issuer will, and will cause its affiliates to, provide the reporting person and its affiliates with products and services offered by or through the issuer or its affiliates from time to time at rates and on terms no less favorable than those generally offered by the issuer and its affiliates to third parties.

Pursuant to the Services Agreement, the reporting person may make one or more loans to the issuer on terms mutually agreeable to the reporting person and the issuer without obtaining the consent of a committee of disinterested directors of the issuer, provided that:

         o such loan or loans bear interest at a rate per annum no greater than the prime rate in effect from time to time plus 2.75%; and

         o the aggregate amount of all such loans at any date of determination will not exceed $1.0 million.

The Services Agreement does not prevent the reporting person and the issuer from agreeing to a loan by the reporting person to the issuer in excess of the above principal and interest amounts so long as it is approved by a committee of disinterested directors of the issuer.

In addition, the reporting person may offer to provide the issuer or its affiliates, and the issuer or its affiliates may purchase, products and services offered by or through the reporting person in the ordinary course of business at rates and on terms then offered by the reporting person to comparable third parties.

The Services Agreement commenced on the effective date of the mergers and will terminate on the one-year anniversary of such date, unless renewed. The Services Agreement will continue for successive 180-day periods unless either the reporting person or the issuer advises the other in writing, no later than thirty days before such date, that the Services Agreement will not be extended.

The description of the Services Agreement above does not purport to be complete and is qualified in its entirety by reference to the Services Agreement attached hereto as Exhibit 4 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The reporting person beneficially owns 16,027,286 shares of the issuer's Class B common stock which is convertible on a one-for-one basis into an equal amount of the issuer's Class A common stock at any time in the absolute discretion of the reporting person and on a mandatory basis upon the occurrence of certain events specified in the issuer's First Amended and Restated Certificate of Incorporation. The reporting person's shares represent 80.1% of the issuer's outstanding Class A common stock as of June 12, 2003.

In addition, by virtue of the Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the reporting person and Pequot Capital Management, Inc. as beneficial owner of 2,203,267 shares of the issuer's Class A common stock held of record by Pequot Private Equity Fund II, L.P. (including shares underlying options exercisable within 60 days of the date hereof), representing an additional 11% of the issuer's Class A common stock outstanding as of June 12, 2003. While the reporting person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 18,230,553 shares of the issuer's Class A common stock (assuming the conversion of the reporting person's Class B common stock and including shares underlying options exercisable within 60 days of the date hereof), representing 91.1% of the issuer's Class A common stock outstanding as of June 12, 2003. The reporting person expressly disclaims beneficial ownership of the shares beneficially owned by Pequot Capital Management, Inc. and does not affirm that such a "group" exists.

(b) The information set forth, or incorporated by reference, in Items 3 and 4 is incorporated herein by reference.

Pursuant to, and to the extent set forth in, the Stockholders Agreement, it could be alleged that the reporting person shares voting and dispositive power with respect to the shares beneficially owned by Pequot Capital Management, Inc. as described in part (a) of this item 5.

To the knowledge of the reporting person and based on documents publicly filed, Pequot Capital Management Inc., (i) is incorporated in Connecticut with its principal office and principal place of business located at 500 Nyala Farm Road, Westport, CT 06880, (ii) is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which it exercises discretionary authority, and (iii) has as its executive officers Mr. Arthur J. Samberg, Ms. Sharon Haugh and Mr. Harold Kahn, as its director Mr. Arthur J. Samberg, and as its controlling shareholder Mr. Arthur J. Samberg, each a citizen of the United States. To the knowledge of the reporting person and based on documents publicly filed, during the last five years, neither Pequot Capital Management Inc. nor its executive officers, director or controlling shareholder has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(c) Neither the reporting person nor, to the best knowledge of the reporting person, any of the persons named on Exhibit 6 of this Schedule 13D has effected any transaction in the issuer's securities in the last 60 days other than the transaction described above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Merger Agreement described in Items 3 and 4, attached as Exhibit 1 hereto and incorporated by reference herein.

Reference is also made to the Stockholders Agreement, the Standstill Agreement and the Services Agreement, each of which is described in Item 4 of this
Schedule 13D, attached as an exhibit hereto and incorporated by reference herein.

First Advantage Corporation 2003 Incentive Compensation Plan

The issuer's board of directors has adopted, and the reporting person (as the then sole stockholder of the issuer) has approved, the 2003 First Advantage Incentive Compensation Plan. The plan is intended to promote the long-term success of the issuer and increase stockholder value by attracting, motivating, and retaining key employees of the issuer and its subsidiaries and affiliates, and by motivating consultants who provide significant services to the issuer and its subsidiaries and affiliates. To achieve this purpose, the plan allows the granting of stock options, stock appreciation rights, restricted stock awards, performance unit awards, performance share awards and cash-based awards to eligible persons.

Subject to adjustment for certain changes in the issuer's capitalization, a total of 3.0 million shares of the issuer's Class A common stock is available for issuance under the plan.

The plan is to be administered by the compensation committee of the board of directors of the issuer or another committee appointed by the issuer's board. The committee has the exclusive discretionary authority to operate, manage and administer the plan in accordance with its terms. Subject to the terms of the plan, the committee has the sole discretion to determine the employees and consultants who will be granted awards, the size and types of such awards, and the terms and conditions of such awards. The committee determines the form and content of award agreements that grant awards under the plan. The committee interprets the plan and award agreements thereunder and has authority to correct any errors, supply any omissions and reconcile any inconsistencies in the plan and/or any award agreements. The committee's decisions and actions concerning the plan are final and conclusive. Non-employee directors of the issuer, including J. David Chatham, who also serves on the reporting person's board of directors, receive automatic grants of options to purchase 5,000 shares of the issuer's Class A common stock upon initial election and options to purchase 2,500 shares of the issuer's Class A common stock upon re-election to the issuer's board.

Upon the occurrence of a change of control transaction (as defined in the plan), generally all awards under the plan accelerate, all restrictions are lifted and all performance goals are achieved, subject to certain limitations. The committee may provide that any award, the payment of which was deferred under the plan, will be paid or distributed as of, or promptly following, a change of control transaction. The committee may also provide that any awards subject to any such acceleration, payment, adjustment or conversion cannot be exercised after, or will terminate as of, a change of control transaction.

The description of the First Advantage Corporation 2003 Incentive Compensation Plan above does not purport to be complete and is qualified in its entirety by reference to the plan itself attached hereto as Exhibit 5 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1  Agreement and Plan of Merger dated as of December 13, 2002 by and among the reporting person, US SEARCH.com Inc., the issuer and Stockholm Seven Merger Corp. (incorporated by reference to Exhibit
            2.1 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 2  Stockholders Agreement dated as of December 13, 2002 by and among the reporting person, Pequot Private Equity Fund II, L.P. and the issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit3   Standstill Agreement dated as of June 5, 2003 by and between the reporting person and the issuer (incorporated by reference to Exhibit 10.2 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 4  Services Agreement dated as of June 5, 2003 by and between the reporting person and the issuer (incorporated by reference to Exhibit 10.3 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 5  First Advantage Corporation 2003 Incentive Compensation Plan
            (incorporated by reference to Exhibit 4.19 of Pre-Effective Amendment No. 1 to the issuer's Registration Statement on Form S-4, filed April 4, 2003).

Exhibit 6  Executive officers and directors of the reporting person.

                                S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 16, 2003                     THE FIRST AMERICAN CORPORATION




                                            /s/ Kenneth D. DeGiorgio
                                        --------------------------------
                                        Kenneth D. DeGiorgio, Vice President

                                INDEX TO EXHIBITS

Exhibit                   Description

Exhibit 1 Agreement and Plan of Merger dated as of December 13, 2002 by and among the reporting person, US SEARCH.com Inc., the issuer and Stockholm Seven Merger Corp. (incorporated by reference to Exhibit
            2.1 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 2 Stockholders Agreement dated as of December 13, 2002 by and among the reporting person, Pequot Private Equity Fund II, L.P. and the issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 3 Standstill Agreement dated as of June 5, 2003 by and between the reporting person and the issuer (incorporated by reference to Exhibit 10.2 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 4 Services Agreement dated as of June 5, 2003 by and between the reporting person and the issuer (incorporated by reference to Exhibit 10.3 of Pre-Effective Amendment No. 5 to the issuer's Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 5 First Advantage Corporation 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 4.19 of Pre-Effective Amendment No. 1 to the issuer's Registration Statement on Form S-4, filed April 4, 2003).

Exhibit 6  Executive officers and directors of the reporting person.